EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Thirty-nine weeks ended February 27, 2005

Earnings:
Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of change in accounting	$963.5
Add/(deduct):
Fixed charges	314.9
Distributed income of equity method investees	22.6
Capitalized interest	(6.5)
Earnings available for fixed charges (a)	$1,294.5

Fixed charges:
Interest expense	$248.8
Capitalized interest	6.5
Interest in cost of goods sold	14.0
One third of rental expense (1)	45.6
Total fixed charges (b)	$314.9

Ratio of earnings to fixed charges (a/b)	4.1

(1)  Considered to be representative of interest factor in rental expense.

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